Interdyne Company
2 Flagstone Apt 425
Irvine, CA 92606-7674
Email: send2kit@yahoo.com

February 5, 2010

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U. S. Securities and Exchange Commission
Mail stop 3561
Washington, D.C. 20549
Attn: Mr. John Reynolds
Assistant Director

Re: Interdyne Company
Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 22, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 000-04454

Dear Mr. Reynolds:

Thank you for your letter dated December 10, 2009 and below are our responses to your letter regarding the above-captioned matters.  For ease of reference, we have duplicated the three comments in your letter and responded to them after each comment.

We also attach the statement from the company as requested in your above-mentioned letter.

Please note that we have filed Amendment No. 1 to the Form 10-K for fiscal year ended June 30, 2009 on the same date as this letter.

As I am still in Singapore and if you wish to contact me, please email me at the address shown.

Sincerely,

/s/ Kit H. Tan
Kit H. Tan

RESPONSES TO COMMENTS

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 13.  Exhibits

1.
Please file all the exhibits required to be filed as exhibits to Form 10-K.  See Item 601 of Regulations S-K and Item 15 of Form 10-K.  See for guidance Compliance and Disclosure Interpretation Question 146.02.

Response:  In the Amendment No. 1 to Form 10-K (“Amendment No. 1”) filed, we have filed as Exhibit 10.3 our Code of Business Conduct and Ethics.  We have also amended the Section 302 Certifications, filed as Exhibits 31.1 and 31.2, to add the required introductory language referencing internal controls over financial reporting in paragraph 4 and add paragraph 4(b) in its entirely, as required by Item 601(b)31 of Regulations S-K.

Signatures

2.	We note that none of the signatories to the Form 10-K is designated as your controller or principal accounting officer. See Instruction D.(2) to Form 10-K. Please revise accordingly.

Response:  We have designated our Chief Financial Officer as our Principal Accounting Officer and added him as the Principal Accounting Officer wherever appropriate.  This change will be incorporated in all our future filings.

Section 302 Certifications – Ex. 31

3.
Please amend the Section 302 Certificates and filed with your June 30, 2009 Form 10-K as Exhibits 31.1 and 31.2 to add the required introductory language referencing internal controls over financial reporting in paragraph 4 and add paragraph 4(b) in its entirely, as required by Item 601(b)31 of Regulation S-K.  Rather than file a full amendment, you may file an abbreviated amendment to your Form 10-K consisting of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of these certifications.

Response:  In the Amendment No. 1 filed, we have amended the Section 302 Certifications, filed as Exhibits 31.1 and 31.2, to add the required introductory language referencing internal controls over financial reporting in paragraph 4 and add paragraph 4(b) in its entirely, as required by Item 601(b)31 of Regulations S-K.  These changes will be incorporated in all our future filings.  The Amendment No. 1 filed is in an abbreviated form consisting of a cover page, explanatory note, signature page, and paragraph 1, 2, 4 and 5 of these certifications.  As mentioned above, we have also filed Exhibit 10.3 in the Amendment No. 1.

STATEMENT FROM INTERDYNE COMPANY

We, Sun Tze Whang, Chief Executive Officer, and Kit H. Tan, Chief Financial Officer/Principal Accounting Officer, of Interdyne Company (the “Company”) hereby acknowledge that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

3. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: February 5, 2010

By: /s/	Sun Tze Whang
Sun Tze Whang
Chief Executive Officer

By: /s/	Kit H. Tan
Kit H. Tan
Chief Financial Officer/
Principal Accounting Officer